UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Mac-Gray Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

554153-10-6
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6

1.	Names of Reporting Persons Sandra E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 306,073

	6.	Shared Voting Power 656,081

	7.	Sole Dispositive Power 306,073

	8.	Shared Dispositive Power 993,316

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,299,389

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ SEE ITEM 4.

11.
Percent of Class Represented by Amount in Row (9)
9.5%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 554153-10-6

1.	Names of Reporting Persons Richard G. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,850

	6.	Shared Voting Power 908,304

	7.	Sole Dispositive Power 53,850

	8.	Shared Dispositive Power 1,245,539

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,299,389

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
9.5%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 337,235

	6.	Shared Voting Power

	7.	Sole Dispositive Power 337,235

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,235

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
2.5%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Whitney E. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.8%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Jonathan S. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.8%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Robert C. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.8%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Whitney E. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.1%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Jonathan S. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.1%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons The Robert C. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.1%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 86,725

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 86,725

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,725

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
0.6%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 203,611

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 203,611

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,611

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.
Percent of Class Represented by Amount in Row (9)
1.5%       Based upon 13,616,684 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009.

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

Item 1.
(a)	Name of Issuer Mac-Gray Corporation
(b)	Address of Issuer’s Principal Executive Offices 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451

Item 2.
(a)	Name of Person Filing

1.	Sandra E. MacDonald

2.	Richard G. MacDonald (wife of Sandra E. MacDonald)

3.	The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald

4.	The Whitney E. MacDonald GST Trust-1997

5.	The Jonathan S. MacDonald GST Trust-1997

6.	The Robert C. MacDonald GST Trust-1997

7.	The Whitney E. MacDonald Gift Trust

8.	The Jonathan S. MacDonald Gift Trust

9.	The Robert C. MacDonald Gift Trust

10.	Richard G. MacDonald GST Non-Exempt Irrevocable Trust dated April 23, 2004

11.	Richard G. MacDonald GST Exempt Irrevocable Trust dated April 23, 2004

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

(b)	Address of Principal Business Office or, if none, Residence 9 Hamlins Crossing West Dover, MA 02030
(c)	Citizenship Each Reporting Person who is an individual has United States citizenship. Each Reporting Person who is a trust is organized within the Commonwealth of Massachusetts.
(d)	Title of Class of Securities Common Stock, $0.01 Par Value
(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

A total of 13,616,684 shares of common stock, $0.01 par value (“Common Stock”) of Mac-Gray Corporation (the “Company”) were reported in the Company’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 6, 2009 as issued and outstanding as of the close of business on November 6, 2009. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, is subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the “Stockholders’ Agreement”) with respect to the shares of Common Stock held. The Stockholders’ Agreement is filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333-33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. The Stockholders’ Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders’ Agreement also conveys certain demand and “piggy-back” registration rights to the parties thereto. Given the terms of the Stockholders’ Agreement, the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total of approximately 34.1% of the Company’s Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders’ Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders’ Agreement are the Company, Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(1), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Revocable Living Trust, the New Century Trust, The Whitney E. MacDonald GST Trust-1997(2), The Jonathan S. MacDonald GST Trust-1997(2), The Robert C. MacDonald GST Trust-1997(2), The Whitney E. MacDonald Gift Trust(3), The Jonathan S. MacDonald Gift Trust(3), The Robert C. MacDonald Gift Trust(3), Cynthia V. Doggett, the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004(4), the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004(4), and certain other stockholders party thereto (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock).

FOOTNOTES TO ITEM 4:

(1)     The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald (the “SEM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent Trustees”) and Sandra E. MacDonald, who is also the sole beneficiary of the SEM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SEM Trust. Each of the Independent Trustees and Sandra E. MacDonald share power to dispose of the shares held by the SEM Trust.

(2)     The sole trustee of each of The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997 and The Robert C. MacDonald GST Trust-1997 (individually, a “GST Trust,” and collectively, the “GST Trusts”) is Richard G. MacDonald. The settlor of each GST Trust is Sandra E. MacDonald, who retains the right to replace at any time any shares of Common Stock held by a GST Trust with property of equivalent value. The beneficiaries of all GST Trusts are minors who have no power to vote or dispose of shares held by such GST Trusts.

(3)     The sole trustee of each of The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust and The Robert C. MacDonald Gift Trust (individually, a “Gift Trust,” and collectively, the “Gift Trusts”) is Richard G. MacDonald. The beneficiaries of all Gift Trusts have no power to vote or dispose of shares held by such Gift Trusts.

(4)     The sole trustee of the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust (the “RGM Trusts”) is Edward D. Tarlow.  The settlor of the RGM Trusts is Richard G. MacDonald, who retains the right to replace at any time any shares of Common Stock held by the RGM Trusts with property of equivalent value.

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.
Identification and Classification of Members of the Group

Not Applicable

Item 9.
Notice of Dissolution of Group

Not Applicable

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and as
Trustee and Beneficiary of The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, as Settlor of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997

/s/ Richard G. MacDonald
Richard G. MacDonald, individually and
as Trustee of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997,
The Robert C. MacDonald GST Trust-1997,
The Whitney E. MacDonald Gift Trust,
The Jonathan S. MacDonald Gift Trust,
The Robert C. MacDonald Gift Trust,
as Settlor of each of the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004, and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

The Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Edward D. Tarlow
Edward D. Tarlow, Trustee

NAME:  Sandra E. MacDonald

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	306,073	Direct	NO
Total Sole Voting Power	306,073
Shared Voting Power	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	17,950	By the Whitney E. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Robert C. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	86,725	By the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
	203,611	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
Total Shared Voting Power	656,081
Sole Dispositive Power	306,073	Direct	NO
Total Sole Dispositive Power	306,073
Shared Dispositive Power	337,235	By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald as co-trustee and beneficiary	NO
	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	17,950	By the Whitney E. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Robert C. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	86,725	By the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
	203,611	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as spouse of Settlor with right to replace trust property	YES
Total Shared Dispositive Power	993,316
		Aggregate Beneficial Ownership:	1,299,389

NAME:  Richard G. MacDonald

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	17,950	By the Whitney E. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Robert C. MacDonald Gift Trust as sole trustee	YES
Total Sole Voting Power	53,850
Shared Voting	306,073	As husband of Sandra E. MacDonald	YES
Power	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES
	86,725	By the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
	203,611	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
Total Shared Voting Power	908,304
Sole Dispositive	17,950	By the Whitney E. MacDonald Gift Trust as sole trustee	YES
Power	17,950	By the Jonathan S. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Robert C. MacDonald Gift Trust as sole trustee	YES
Total Sole Dispositive Power	53,850
Shared Dispositive	306,073	As husband of Sandra E. MacDonald	YES
Power	337,235	By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald as spouse of trustee and beneficiary	YES
	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES
	86,725	By the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
	203,611	By the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 as Settlor with right to replace trust property	YES
Total Shared Dispositive Power	1,245,539
		Aggregate Beneficial Ownership:	1,299,389

NAME:  The Evelyn C. MacDonald Family Trust for the Benefit of Sandra E. MacDonald

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	337,235	Direct	NO
Total Sole Voting Power	337,235
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	337,235	Direct	NO
Total Sole Dispositive Power	337,235
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	337,235

NAME:  The Whitney E. MacDonald GST Trust-1997

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	103,965

NAME:  The Jonathan S. MacDonald GST Trust-1997

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	103,965

NAME:  The Robert C. MacDonald GST Trust-1997

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	103,965	Direct	NO
Total Sole Voting Power	103,965
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	103,965	Direct	NO
Total Sole Dispositive Power	103,965
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	103,965

NAME:  The Whitney E. MacDonald Gift Trust

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	17,950	Direct	NO
Total Sole Voting Power	17,950
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,950	Direct	NO
Total Sole Dispositive Power	17,950
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	17,950

NAME:  The Jonathan S. MacDonald Gift Trust

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	17,950	Direct	NO
Total Sole Voting Power	17,950
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,950	Direct	NO
Total Sole Dispositive Power	17,950
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	17,950

NAME:  The Robert C. MacDonald Gift Trust

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power	17,950	Direct	NO
Total Sole Voting Power	17,950
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	17,950	Direct	NO
Total Sole Dispositive Power	17,950
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregate Beneficial Ownership:	17,950

NAME:  Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power
Total Sole Voting Power
Shared Voting Power	86,725	As Settlor with right to replace trust property	YES
Total Shared Voting Power	86,725
Sole Dispositive Power
Total Sole Dispositive Power
Shared Dispositive Power	86,725	As Settlor with right to replace trust property	YES
Total Shared Dispositive Power	86,725
		Aggregate Beneficial Ownership:	86,725

NAME:  Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

	Common Stock	Form of Beneficial Ownership	Beneficial Ownership Disclaimed
Sole Voting Power
Total Sole Voting Power
Shared Voting Power	203,611	As Settlor with right to replace trust property	YES
Total Shared Voting Power	203,611
Sole Dispositive Power
Total Sole Dispositive Power
Shared Dispositive Power	203,611	As Settlor with right to replace trust property	YES
Total Shared Dispositive Power	203,611
		Aggregate Beneficial Ownership:	203,611

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by Sandra E. MacDonald, Richard G. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004, and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 (collectively, the “Reporting Persons”) in connection with that certain Amendment No. 11 to Schedule 13G to be filed on or about February 11, 2010, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2010

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and as
Trustee and Beneficiary of The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, as Settlor of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997

/s/ Richard G. MacDonald
Richard G. MacDonald, individually and
as Trustee of each of The Whitney E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald GST Trust-1997,
The Robert C. MacDonald GST Trust-1997,
The Whitney E. MacDonald Gift Trust,
The Jonathan S. MacDonald Gift Trust,
The Robert C. MacDonald Gift Trust,
as Settlor of the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004, and as Settlor of the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

The Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004 and the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004

/s/ Edward D. Tarlow
Edward D. Tarlow, Trustee